EMBRAER- EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

MARKET ANNOUNCEMENT

Embraer reinforces that its hedging policy does not have any speculative component and that the derivative instruments in place are exclusively held to protect its operations against a potential loss arising from adverse changes in interest and foreign currency exchange rates. Embraer also emphasizes that an increase in the exchange rate (R$/US$) may have a positive influence on its operational results.

Therefore, the protection instruments currently held by the Company are only NDFs (Non Deliverable Forwards) and plain vanilla interest rate swaps, without any leverage component. In addition, Embraer informs that it does not have any dual indexation contract or target forward transactions.

Due to the exclusive purpose of hedging its operations against a potential loss arising from adverse changes in interest and foreign currency exchange rates, Embraer will not anticipate the cash impact on its positions, and any cash liquidation for those transactions will be settled within the date of the underlying asset revenue recognition, which are mainly concentrated in December 2008 and March 2009.

The earnings release which we plan to disclose on November 3rd, 2008, will recognize financial expenses related to market value (MTM) of the hedge position of approximately US$93 million, which amount is compatible with Embraer’s current revenues and expenses.

São José dos Campos, October 10, 2008

/s/ Antonio Luiz Pizarro Manso
Antonio Luiz Pizarro Manso
Executive Vice-President & CFO